Corporate Overview COPYRIGHT (c) 2002 ALKERMES, INC. (tm) Richard Pops, CEO CSFB Health Care Conference November 12, 2002 Filed by Alkermes, Inc. pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934, as amended Subject Company: Alkermes, Inc. Commission File No.: 333-101058 and 333-101059

Certain statements in this presentation may constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Although Alkermes believes that these statements are based on reasonable assumptions within the bounds of its knowledge of its business and operations, there are a number of factors that may cause actual results to differ from these statements. For instance, there can be no assurance that: (i) the issues raised in the non-approvable letter our collaborative partner received for Risperdal Consta can be resolved in a timely manner, if at all, (ii) whether sales of Risperdal Consta will reach the expected levels; (iii) whether the exchange offer for our convertible debt we announced on November 7, 2002 will be successful and achieve its intended results; (iv) the company will be able to enter into additional collaborations on acceptable terms or at all, (v) clinical trials of the company's product candidates will begin as planned or be successful, completed on a timely basis, or at all, (vi) the company or its partners will continue development of any product candidate to the point of receiving marketing approval from regulatory authorities, or (vii) the company's product candidates will be approved by the FDA or, if approved, be commercialized successfully. For additional factors which could cause actual results to differ from expectations, reference is made to the reports filed by the Company with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended. COPYRIGHT (c) 2002 ALKERMES, INC.

Overview

Overview Building an integrated pharmaceutical company focused on advanced formulations that enhance therapeutic outcomes Leveraging world-class formulation expertise and technologies Technologies are increasingly proven with products at all stages of development: Marketed, in registration, clinical trials, pre-clinical development

Overview (cont.) Broad pipeline 9 products in clinical trials Partnered and proprietary Extensive product development activities yield strong drug development, clinical, regulatory and manufacturing capabilities Focus on profitability

Product Development COPYRIGHT (c) 2002 ALKERMES, INC.

2002 Clinical Stage Programs CANDIDATE PRECLINICAL PHASE I PHASE II PHASE III MARKET Risperdal Consta(tm) Nutropin Depot(r) - pediatric GHD Nutropin Depot(r) - adult GHD AIR(tm) Insulin Vivitrex(tm) AIR(tm) Respiratory Products AIR(tm) hGH AIR(tm) Long-acting Albuterol ProLease(r) r-hFSH AIR(tm) EPI ALKS Proprietary Medisorb(r) Exendin AC2993 Collaborative product Proprietary product

Alkermes

Product Development and Progress

- Nutropin Depot®
- Risperdal Consta™
- Vivitrex™
- AIR™ Long-Acting Albuterol
- ProLease® r-hFSH
- AIR™ Insulin
- Medisorb® Exendin AC2993
- AIR™ Epinephrine
- AIR™ hGH
- ALKS Proprietary Products

COPYRIGHT © 2002 ALKERMES, INC.

Risperdal Consta(tm) Indication Schizophrenia Need First long-acting atypical antipsychotic Increase compliance through sustained release injection Technology Medisorb(r) IM injection every two weeks

Risperdal Consta(tm) Approvals German, UK and Austria approval/launch August 2002 Mexico, Switzerland, New Zealand and Netherlands approvals Additional approvals pending

Risperdal Consta(tm) US Regulatory Status Non-approvable letter received from the FDA June 2002 Issues concerned preclinical toxicology data JNJ meeting with FDA July 2002 to clarify issues raised in letter Project teams working to develop comprehensive response to FDA issues

Risperdal Consta(tm) Manufacturing Existing facility Large scale, GMP microsphere production plant Utilizing aseptic methods for injectable products Support launch and meet initial demand New facility Increase manufacturing capacity to meet projected demand Guaranteed funding from Janssen

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Source: IMS MIDAS N5A - Full Year 2000 J&J Lilly AstraZeneca Novartis Rx volume 0.345 0.24 0.09 0.06 Johnson & Johnson 36.5% Lilly 28.8% Novartis 7.1% AstraZeneca 13.0% % Rx US Antipsychotic Marketplace Risperdal(r) : A Market Leader

93 94 95 96 97 98 99 00 01 Internal 8085 219727 447731 690557 854393 1013407 1328245 1660043 1860000 IMS 418514 644063 787372 1013223 1336512 1690389 2105163 WW Sales exceeded $1.8 B in 2001 Source: IMS figures Oral Solution 2Q 96 QD dosing 4Q 97 Low Strength Tablets 2Q 99 Risperdal(r) : Sustained Success in the Market Relapse Prevention 3Q01

....A major goal of current research on treatments for schizophrenia is to develop a wider variety of long-acting antipsychotics, especially the newer agents with milder side effects, which can be delivered through injection. National Institute of Mental Health (NIMH) Unmet Medical Needs in Schizophrenia Prevent relapse Increased compliance

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Alkermes

Product Development and Progress

- Nutropin Depot®
- Risperdal Consta™
- Vivitrex™
- AIR™ Long-Acting Albuterol
- Prolease® r-hFSH
- AIR™ Insulin
- Medisorb® Exendin AC2993
- AIR™ Epinephrine
- AIR™ hGH
- ALKS Proprietary Products

COPYRIGHT © 2002 ALKERMES, INC.

Vivitrex(tm) (Medisorb(r) Naltrexone) Indications Alcoholism and opiate addiction Need Improve compliance over daily oral dosage forms Technology Medisorb, IM injection every 28 days Status Phase II completed, results presented at ACNP Phase III underway Market 2.5M (US) alcoholics seeking treatment per year

Vivitrex(tm) Phase III: Study of Efficacy and Safety in Alcohol Dependent Adults N~450 Patients Optimized study design: Multicenter, randomized, double blind, placebo controlled Inclusion/exclusion criteria Psychosocial methodology Primary and secondary endpoint designation Data analysis approach Enrollment initiated, patient dosing on-going

* US DHHS: Substance Abuse and Mental Health Services Administration, Treatment Improvement Protocol 28, 1998 Estimated 14M Americans with alcohol dependency or alcohol abuse: ~ 25% receive therapy* Alcohol Dependence 1st Qtr 2nd Qtr 3rd Qtr 4th Qtr East 100 0 0 33.5 West North

* US DHHS: The Economic Costs of Alcohol and Drug Abuse in the United States: Estimates, Update Methods, and Data, 2000 Each year, alcohol dependency and abuse cost almost $185 billion in the US*: Alcohol Dependence Lost earnings - $134.2 billion Treatment of medical consequences - $18.9 billion Alcohol dependency/abuse treatment & prevention - $7.5 billion Other - $24 billion 73 10 4 13

Alkermes

Product Development and Progress

- Nutropin Depot®
- Risperdal Consta™
- Vivitrex™
- AIR™ Long-Acting Albuterol
- Prolease® r-hFSH
- AIR™ Insulin
- Medisorb® Exendin AC2993
- AIR™ Epinephrine
- AIR™ hGH
- ALKS Proprietary Products

COPYRIGHT © 2002 ALKERMES, INC.

AIR(tm) Pulmonary Insulin Indications Type 1 and Type 2 diabetes Need Alternative to injectable insulin Administered via a reliable, small and convenient inhaler Technology AIR(tm)

AIR(tm) Pulmonary Insulin Status Clinical trial program underway First clinical studies completed successfully Manufacturing AIR(tm) large scale facility (underway in Chelsea, MA) Lilly makes investment to fund insulin packaging and production Market US diabetes market $4B

Alkermes

Product Development and Progress

- Nutropin Depot®
- Risperdal Consta™
- Vivitrex™
- AIR™ Long-Acting Albuterol
- Prolease® r-hFSH
- AIR™ Insulin
- Medisorb® Exendin AC2993
- AIR™ Epinephrine
- AIR™ hGH
- ALKS Proprietary Product

COPYRIGHT © 2002 ALKERMES, INC.

AIR(tm)Epinephrine Status First clinical trial completed Manufacturing AIR(tm) large scale facility (underway in Chelsea, MA)

AIR(tm)Epinephrine Indications Anaphylaxis Need Alternative to injection Dosing directly to respiratory tract and systemic circulation Administered via a reliable, small and convenient inhaler Technology AIR(tm)

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Building an Integrated Pharmaceutical Company COPYRIGHT (c) 2002 ALKERMES, INC.

Current Business Strategy Focus on profitability Evaluating commercial potential of all clinical candidates Focusing resources on the most promising candidates Near-term, late-stage candidates Productive collaborations

Upcoming Milestones 2002 Risperdal Consta(tm): Continuing approvals and product launches around the world;JNJ follow- up with FDA Vivitrex(tm): Complete Phase III enrollment in Q1 2003 Nutropin Depot(r): Complete Phase III enrollment by year-end Inhaled insulin: Meet device, manufacturing and clinical milestones with LLY AC2993 LAR: Obtain human PK data from Phase II study Continue preparations for profitability: Update financial guidance

(tm) COPYRIGHT (c) 2002 ALKERMES, INC. www.alkermes.com